

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Roger Smith
Chief Financial Officer
Ur-Energy Inc.
10758 West Centennial Road, Suite 200
Littleton, CO 80127

      Re: Ur-Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed March 9, 2022
          File No. 001-33905

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation